As filed with the Securities and Exchange Commission on April 5, 2002

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________

SUNRISE ASSISTED LIVING, INC.
(Exact name of registrant as specified in its charter)

Delaware	54-1746596
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

______________

7902 Westpark Drive
McLean, Virginia 22102
(703) 273-7500
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Paul J. Klaassen
Chairman of the Board and Chief Executive Officer
Sunrise Assisted Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
(703) 273-7500
(Name and address including zip code, and telephone number, including area code of agent for service)

______________

Copy to:
George P. Barsness, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

     Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

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CALCULATION OF REGISTRATION FEE

		Proposed	Proposed maximum
	Amount to be	maximum offering	aggregate offering	Amount of
Title of each class of security to be registered	registered	price per security	price (1)	registration fees

5 1/4% Convertible Subordinated Notes due February 1, 2009	$125,000,000	100%	$125,000,000	$11,500

Common Stock, par value $0.01 per share	3,487,724 (2)	(2)	(2)	(2)

(1)	Equals the aggregate principal amount of the securities being registered.

(2)	This number represents the number of shares of common stock that are initially issuable upon conversion of the 5 1/4% convertible subordinated notes due February 1, 2009 (the “Notes”) registered hereby. For purposes of estimating the number of shares of common stock to be included in the registration statement upon the conversion of the Notes, the Company calculated the number of shares issuable upon conversion of the Notes based on the conversion price of $35.84, or a conversion rate of 27.9018 shares per $1,000 principal amount of the Notes. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of common stock issuable upon conversion of the Notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions. No additional consideration will be received for the common stock, and, therefore, no registration fee is required pursuant to Rule 457(i)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 5, 2002

PROSPECTUS

$125,000,000

SUNRISE ASSISTED LIVING, INC.

5 1/4% Convertible Subordinated Notes
due February 1, 2009

and

the Common Stock
Issuable Upon Conversion of the Notes

     Holders of our 5 1/4% Convertible Subordinated Notes due February 1, 2009 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling securityholders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     The holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $35.84 per share, subject to certain adjustments. This is equivalent to a conversion rate of approximately 27.9018 shares per $1,000 principal amount of notes. Interest on the notes is payable on February 1 and August 1 of each year, commencing on August 1, 2002. On or after February 5, 2006, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus.

     In the event of a change in control, defined in this prospectus, of Sunrise, each holder of notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest.

     The notes are unsecured, general obligations, subordinated in right of payment to all of our existing and future senior indebtedness.

     Our common stock is quoted on the New York Stock Exchange under the symbol “SRZ.” On April 3, 2002, the last reported sale price of the common stock on the New York Stock Exchange was $28.31 per share.

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     Investing in the notes or our common stock involves risks. Please carefully consider the “Risk Factors” beginning on page 5 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

______________

The date of this prospectus is _________ __, 2002

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You can read and copy this information at the SEC’s Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as our company, that file electronically with the SEC.

     You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

     We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any such information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

Sunrise SEC Filings
(File No. 001-16499)	Filing Date

2001 Annual Report on Form 10-K	Filed on March 29, 2002

2001 Annual Report on Form 10-K/A	Filed on April 2, 2002

Current Reports on Form 8-K	Filed on April 1, 2002

Registration Statement on Form 8-A	Filed on May 16, 2001, setting forth the description of our common stock and rights plan, including any amendments or reports filed for the purpose of updating such description

     All documents that we file with the SEC from the date of this prospectus to the end of the offering of the notes under this document shall also be deemed to be incorporated into this prospectus by reference.

     You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Sunrise Assisted Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
Attention: Investor Relations
Phone (703) 273-7500

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain, among others, forward-looking statements regarding:

•	our growth objectives, including developing new assisted living facilities and selectively acquiring existing facilities or interests therein;

•	our estimate of the costs to complete the construction of our assisted living facilities currently under development;

•	our intention to continue selling selected assisted living facilities while retaining long-term management contracts and, in certain cases, equity interests in the projects;

•	our ability to obtain additional financing to fund our development, construction and acquisition activities; and

•	anticipated trends in the assisted living industry.

     These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and cause our actual results to differ significantly from those expressed in any forward-looking statement.

     Many factors, some of which are discussed elsewhere in this prospectus and in the documents incorporated by reference into this prospectus, could affect our future financial results and could cause our actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference into this document. Many of the factors that will determine these results are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from current expectations reflected in these forward-looking statements include, among others, the factors discussed under the caption “Risk Factors” beginning on page 5. You should read carefully the information contained under the heading “Risk Factors” beginning on page 5. We assume no responsibility for updating forward-looking statements contained in this prospectus or in any documents that we incorporate by reference into this prospectus.

     For the forward-looking statements included in this prospectus and in the documents we incorporate by reference into this prospectus, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

THE COMPANY

     When used in this prospectus, the terms “Sunrise,” “we,” “us” and “our” refer to Sunrise Assisted Living, Inc. and its consolidated subsidiaries, unless otherwise specified.

About Us

     We are a provider of assisted living services for seniors. We currently operate 186 facilities in 25 states and the District of Columbia, six in Canada and one in the United Kingdom, with a total resident capacity of more than 15,000 residents, including 168 facilities owned by us or in which we have ownership interests and 25 facilities managed for third parties. We provide assistance with the activities of daily living and other personalized support services in a residential setting for elderly residents who cannot live independently but who do not need the level of medical care provided in a skilled nursing facility.

     We offer three types of assisted living services: Basic Care, consisting of assistance with activities of daily living and other personalized support services; Plus Care, consisting of more frequent and intensive assistance or increased care; and Reminiscence Care, consisting of care programs and services to help cognitively impaired residents, including residents with Alzheimer’s disease. By offering a full range of assisted living services, we believe we are better able to accommodate the changing needs of our residents as they age and develop further physical or cognitive frailties.

     Our approach to assisted living is a unique combination of our operating philosophy and our signature facility design. Since our first facility opened in 1981, our operating philosophy has been to provide care and services to our residents in a residential environment in a manner that: “nurtures the spirit, protects privacy, fosters individuality, personalizes services, enables freedom of choice, encourages independence, preserves dignity and involves family and friends.” We believe that our operating philosophy is one of our strengths. Furthermore, in implementing our philosophy, we continuously seek to refine and improve the care and services we offer. The elements of our operating philosophy focus on:

•	involving the resident and the resident’s family in important care giving decisions;

•	our proprietary training programs for our management, executive directors and care managers;

•	our quality assurance programs;

•	offering a full range of assisted living services; and

•	the architecture and purpose-built design of our “Victorian” model facilities.

     We were incorporated in Delaware on December 14, 1994 to combine various activities relating to the development, ownership and operation of the assisted living facilities held by our predecessor entities. Our principal executive offices are located at 7902 Westpark Drive, McLean, Virginia 22102, and our telephone number is (703) 273-7500

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RISK FACTORS

     You should carefully consider the risks described below, as well as the other information contained in or incorporated by reference into this prospectus, before investing in the notes or the common stock.

Risks Relating to Our Business

Any delays we experience in developing new facilities could impede our growth and adversely affect our revenues and results of operations.

     Our growth objectives include the development of a significant number of new assisted living facilities. We currently have 22 facilities under construction with a resident capacity of approximately 2,000 residents. As of December 31, 2001, we had entered into contracts to purchase 38 additional development sites. Of these sites, we have received zoning approval from the applicable municipal authority to construct an assisted living facility on 18 sites and we are pursuing zoning approval on the remaining sites. In the ordinary course of our business, we evaluate new sites and opportunities for further growth on an ongoing basis.

     Our ability to successfully achieve these development plans will depend upon a variety of factors, many of which are outside our control. These factors include:

•	difficulties or delays experienced in obtaining zoning, land use, building, occupancy, licensing and other required governmental permits for the construction of new facilities;

•	failure to complete construction of new facilities on budget and on schedule;

•	failure of third-party contractors and subcontractors to perform under their contracts;

•	shortages of labor or materials that could delay projects or make them more expensive;

•	adverse weather conditions that could delay construction projects;

•	difficulties in finding suitable sites for future development activities at acceptable prices; and

•	increased costs as a result of addressing changes in laws and regulations or how existing laws and regulations are applied.

     We cannot assure you that we will not experience delays in completing facilities under construction or in development or that we will be able to identify suitable sites at acceptable prices for future development activities. If we fail to achieve our development plans, our growth could slow, which would adversely impact our revenues and results of operations.

Our failure to sell selected assisted living facilities in the future could adversely affect our revenues and results of operations, and harm our ability to finance the construction of new facilities.

     As part of our normal operations, we sell selected assisted living facilities and, in connection with these sales, we generally enter into long-term management contracts to manage these facilities and, in certain cases, retain an equity interest in the projects. This strategy of selling selected assisted living facilities has enabled us to reduce our debt, re-deploy our capital into new development projects and realize gains on appreciated real estate. The sale of our facilities is subject to various market conditions and we cannot assure you that we can continue to sell facilities or realize gains at or near amounts that have been recognized in the past. If we are unable to continue to implement our strategy of selling selected assisted living facilities, our revenues, results of operations and our ability to finance the construction of new facilities could be materially adversely affected.

Our failure to secure additional financing to fund our development activities could slow our growth and could adversely affect our revenues and results of operations.

     We will need to obtain additional financial resources to fund our development and construction activities. We currently estimate that the existing credit facilities, together with existing working capital, proceeds from sales of selected assisted living facilities as a normal part of our operations, financing commitments and financing expected to be available, will be sufficient to fund facilities currently under construction. Additional financing will, however, be required to complete additional development and to refinance existing indebtedness. We estimate that it will cost approximately $104 million to complete the facilities we currently have under construction. As of December 31, 2001, we had entered into contracts to purchase 38 additional sites for a total contracted purchase price of $116 million. We estimate that it will cost approximately $500 million to develop these facilities. We expect that our cash flow from operations, together with borrowings under existing credit facilities and proceeds from expected future sales of selected assisted living facilities, will be sufficient to fund the development sites for these additional assisted living facilities for at least the next twelve months. We expect from time to time to seek additional funding through public or private financing sources, including equity or debt financing. If we are not able to obtain additional financing on favorable terms, we may have to delay or eliminate all or some of our development projects, which could adversely affect our revenues and results of operations.

Our failure to generate sufficient cash flow to cover required interest, principal and operating lease payments could result in defaults of the related debt or operating leases.

     At December 31, 2001, we had mortgage, construction and other indebtedness totaling $631 million and unused lines of credit totaling $183 million. We intend to continue financing our facilities through mortgage financing and possibly operating leases or other types of financing, including lines of credit. We expect the amount of mortgage indebtedness and other debt and debt related payments to increase substantially as we pursue our growth strategy. As a result, an increasing portion of cash flow will be devoted to debt service and related payments. We cannot assure you that we will generate sufficient cash flow from operations to cover required interest, principal and operating lease payments. Any payment or other default could cause the lender to foreclose upon the facilities securing the indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In some cases, the indebtedness is secured by the facility and a pledge of our interests in the facility. In the event of a default, the lender could avoid judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender’s acquisition of the facility. Further, because our mortgages generally contain cross-default and cross-collateralization provisions, a payment or other default by us could affect a significant number of facilities.

Our failure to comply with financial covenants contained in debt instruments could result in the acceleration of the related debt.

     There are various financial covenants and other restrictions in our debt instruments, including provisions which:

•	require us to meet specified financial tests. For example, our $300 million construction line of credit requires us to have a consolidated tangible net worth of at least $284 million and to maintain a consolidated minimum cash liquidity balance of at least $25 million and to meet other financial ratios. These tests are administered on a monthly or quarterly basis, depending on the covenant;

•	require consent for changes in management or control of us. For example, our $300 million construction line of credit requires the lender’s consent for any merger where Paul Klaassen or Teresa Klaassen does not serve as our chairman of the board and chief executive officer;

•	restrict the ability of our subsidiaries to borrow additional funds, dispose of assets or engage in mergers or other business combinations without lender consent; and

•	require that we maintain minimum occupancy levels at our facilities. For example, our $300 million construction line of credit requires that 85% occupancy be achieved after 15 months for a newly opened facility and, following this period, be maintained at or above that level.

     If we fail to comply with any of these requirements, then the related indebtedness could become due and payable prior to its stated due date. We cannot assure you that we could pay this debt if it became due. Further, our construction line of credit contains a cross-default provision pursuant to which a default on other indebtedness by us or by any of our consolidated subsidiaries under the construction line of credit could result in the ability of the lenders to declare a default under and accelerate the indebtedness due under the construction line of credit.

Interest rate increases could adversely affect our earnings because a significant portion of our total debt is floating rate debt.

     At December 31, 2001, we had approximately $182 million of floating-rate debt at a weighted average interest rate of 4.36%. Debt incurred in the future also may bear interest at floating rates. Therefore, increases in prevailing interest rates could increase our interest payment obligations which would negatively impact earnings. For example, a one-eighth of one percent increase in interest rates would increase annual interest expense by approximately $0.2 million based on the amount of floating-rate debt at December 31, 2001.

Early termination of our management service agreements could cause a loss in revenues.

     Approximately $102 million in revenues were generated through third-party management service agreements in 2001. We provide management services to third party and joint venture owners to operate assisted living facilities and provide management and consulting services to third parties on market and site selection, pre-opening sales and marketing, start-up training and management services for facilities under development and construction. The terms of our third-party management service agreements generally are five years and the terms of our management agreements entered into in connection with our sale/long-term manage back transactions generally range from 25 to 30 years. In most cases, either party to the agreements may terminate upon the occurrence of an event of default caused by the other party. In addition, subject to our rights to cure deficiencies, property owners may terminate us as manager if any licenses or certificates necessary for operation are revoked, if there is a change in control of Sunrise or if we do not maintain a minimum stabilized occupancy level in the facility. Also, in some instances, a property owner may terminate the management agreement relating to a particular facility if we are in default under other management agreements relating to other facilities owned by the same property owner or its affiliates. Early termination of our management agreements could cause a loss in revenues.

Our revenues depend on private pay sources.

     Assisted living services currently are not generally reimbursable under government reimbursement programs, such as Medicare and Medicaid. Accordingly, substantially all of our resident fee revenues are derived from private pay sources consisting of income or assets of residents or their family members. In general, because of the expense associated with building new facilities and the staffing and other costs of providing the assisted living services at these facilities, only seniors with income or assets meeting or exceeding the comparable median in the regions where our facilities are located typically can afford to pay the daily resident fees.

If our development of new assisted living facilities outpaces demand, we could experience decreased occupancy, depressed margins or lower operating results.

     We believe that some secondary assisted living markets have become or are on the verge of becoming overbuilt. Regulation and other barriers to entry into the assisted living industry are not substantial. Consequently, our development of new assisted living facilities could outpace demand. Overbuilding in any of our market areas could, therefore, cause us to experience decreased occupancy, depressed margins or lower operating results.

Termination of resident agreements could adversely affect our revenues and earnings.

     State regulations governing assisted living facilities require written resident agreements with each resident. Most of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, the resident agreements signed by us allow residents to terminate their agreement on 30 days’ notice. Thus, we cannot contract with residents to stay for longer periods of time, unlike typical apartment leasing arrangements that involve lease agreements with specified leasing periods of up to a year or longer. If a large number of residents elected to terminate their resident agreements at or around the same time, then our revenues and earnings could be adversely affected. In addition, the advanced age of our average residents means that the resident turnover rate in our assisted living facilities may be difficult to predict.

If we do not effectively manage our growth, our business and financial results could be adversely affected.

     We expect that the number of our owned and operated facilities will increase substantially as we pursue our future growth plans. This rapid growth will place demands on our management resources. Our ability to manage our growth effectively will require that we continue to expand our operational, financial and management systems and that we continue to attract, train, motivate, manage and retain key employees. If we are unable to manage our growth effectively, our business and financial results could be adversely affected.

Departure of our key officers could harm our business.

     Our future success depends, to a significant extent, upon the continued services of Paul J. Klaassen, our chairman of the board and chief executive officer and founder; Teresa M. Klaassen, our executive vice president, secretary, chief cultural officer and founder; and Thomas B. Newell, our president. Other than Mr. Klaassen who entered into a five-year employment agreement with us in September 2000, none of our key officers have employment agreements. If we were to lose the services of any of these individuals, our business and financial results could be adversely affected.

The discovery of environmental problems on any of the facilities we own or operate could result in substantial costs to us.

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of hazardous or toxic substances, including asbestos-containing materials, that could be located on, in or under a property. These laws and regulations often impose liability without regard to whether or not the owner or operator knew of, or was responsible for, the presence or release of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial. In addition, the liability of an owner or operator is generally not limited and could exceed the property’s value and the aggregate assets of the owner or operator. An owner or operator or an entity that arranges for the disposal of hazardous or toxic substances at a disposal site also may be liable for the costs of any required remediation or removal of hazardous or toxic substances at the disposal site.

     We engage consultants to conduct Phase I environmental studies of development sites that are placed under contract. If the Phase I study indicates the existence or the possibility of the existence of hazardous or toxic substances on the property, a Phase II study is requested and performed. The Phase I and Phase II studies, as applicable, may not reveal all environmental liabilities. There could be, therefore, material environmental liabilities of which we are unaware. In connection with the ownership or operation of our facilities, we could be liable for the costs of remediation or removal of hazardous or toxic substances. We also could be liable for other costs, including governmental fines and damages for injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at any property owned or operated by us, or acquired or operated by us in the future, could have an adverse effect on our financial condition or earnings.

Failure to comply with existing environmental laws regarding management of infectious medical waste could harm our business and financial condition.

     Some of our facilities generate infectious medical waste due to the illness or physical condition of the residents, including, for example, blood soaked bandages, swabs and other medical waste products and incontinence products of those residents diagnosed with an infectious disease. The management of infectious medical waste, including handling, storage, transportation, treatment and disposal, is subject to regulation under various laws, including federal and state environmental laws. These environmental laws set forth the management requirements, as well as permit, recordkeeping, notice and reporting obligations. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste. Any finding that we are not in compliance with these environmental laws could adversely affect our business operations and financial condition.

     Because these environmental laws are amended from time to time, we cannot predict when and to what extent liability may arise. In addition, because these environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Liability claims against us in excess of insurance limits could adversely affect our financial condition and results of operations.

     The assisted living business entails an inherent risk of liability. In recent years, we, as well as other participants in our industry, have become subject to an increasing number of lawsuits alleging negligence or related legal theories. Many of these lawsuits involve large claims and significant legal costs. We maintain liability insurance policies in amounts and with the coverage and deductibles we believe are adequate based on the nature and risks of our business, historical experience and industry standards. The liability insurance currently maintained by us has the following coverage limits:

Type of Coverage	Coverage Limits	Examples of Incidents Covered

General liability
  $10,000,000 per occurrence, with additional specific limitations for particular categories of claims that fall under the general liability category. The general liability coverage carries a $1,000,000 per occurrence deductible.
premises claims by third parties, not including residents; personal injury and advertising injury; independent contractors; and fire damage to other rented locations
Health care professional liability
  $10,000,000 per occurrence/ $10,000,000 total for all claims per policy year; coverage limits for the general and professional liability are combined with each other for purposes of the annual limit. The professional liability carries a $1,000,000 per occurrence deductible.
negligence claims involving residents
Umbrella excess liability	$40,000,000 per policy year; overage is in excess of the general liability and medical liability limits	same as under general liability and medical liability professional liability coverages
Non-medical professional liability	$5,000,000 per wrongful act/ 7,000,000 total; coverage limits do not overlap with general liability, medical liability or umbrella excess liability limits	claims against our development or management company subsidiaries by third parties for whom we develop or manage facilities

     We cannot be sure that claims will not arise that are in excess of our coverage or not covered by our insurance policies. Also, the above deductible, or self insured retention, is accrued based on an actuarial projection of future liabilities. In the event this accrual is inadequate, our operating results could be negatively affected. If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our ability to attract residents or expand our business and could require our management to devote time to matters unrelated to the operation of our business. We also have to renew our policies every year and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases.

Various market and other factors have caused, and could in the future cause, volatility in our stock price.

     The market price of our common stock has fluctuated, and may fluctuate in the future, significantly in response to various factors and events, including:

•	fluctuations in our operating results;

•	changes in securities analysts’ earnings estimates or recommendations; and

•	publicity about us or other companies in the assisted living industry.

     Also, in recent periods, the stock market has experienced broad price and volume fluctuations that, in many cases, have been unrelated to the performance of particular companies. These fluctuations, as well as upgrades and downgrades in analysts’ recommendations of our stock, have affected the market price of our common stock in the past and could do so in the future. In addition, the adoption of new statutes or regulations affecting the health care or assisted living industries, or changes in the interpretation of existing statutes and regulations, could impact our stock price.

Our management has influence over matters requiring the approval of stockholders.

     As of December 31, 2001, the Klaassens beneficially owned approximately 14% of our outstanding common stock and our executive officers and directors as a group, including the Klaassens, beneficially owned approximately 22% of the outstanding common stock. As a result, the Klaassens and our other executive officers and directors have influence over matters requiring the approval of our stockholders, including business combinations and the election of directors.

Anti-takeover provisions in our governing documents and under Delaware law could make it more difficult to effect a change in control even if it were in the best interests of our stockholders.

     Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to obtain control of us or discourage an attempt to do so. In addition, these provisions could limit the price some investors are willing to pay for our common stock. These provisions include:

•	Board authority to issue preferred stock without stockholder approval. Our board of directors is authorized to issue preferred stock having a preference as to dividends or liquidation over the common stock without stockholder approval. The issuance of preferred stock could adversely affect the voting power of the holders of our common stock and could be used to discourage, delay or prevent a change in control of Sunrise;

•	Staggered board and board size fixed within range. Our board of directors is divided into three classes. The total number of directors is fixed by a two-thirds vote of the board within a range of a minimum of two and a maximum of 11. These provisions may make it more difficult for a third party to gain control of our board of directors. At least two annual meetings of stockholders, instead of one, would generally be required to effect a change in a majority of our board of directors;

•	Filling of Board Vacancies; Removal. Any vacancy occurring in the board of directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the vote of a majority of the directors then in office, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock then entitled to vote at an election of directors;

•	Other constituency provision. Our board of directors is required under our certificate of incorporation to consider other constituencies, such as employees, residents, their families and the communities in which we and our subsidiaries operate, in evaluating any proposal to acquire us. This provision may allow our board of directors to reject an acquisition proposal even though the proposal was in the best interests of our stockholders;

•	Call of special meetings. A special meeting of our stockholders may be called only by the chairman of the board, the president, by a majority of the directors or by stockholders possessing at least 25% of the voting power of the issued and outstanding voting stock entitled to vote generally in the election of directors. This provision limits the ability of stockholders to call special meetings;

•	Stockholder action instead of meeting by unanimous written consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous. This provision limits the ability of stockholders to take action by written consent in lieu of a meeting;

•	Supermajority vote of stockholders or the directors required for bylaw amendments. A two-thirds vote of the outstanding shares of common stock is required for stockholders to amend the bylaws. Amendments to the bylaws by directors require approval by at least a two-thirds vote of the directors. These provisions may make more difficult bylaw amendments that stockholders may believe are desirable;

•	Two-thirds stockholder vote required to approve some amendments to the certificate of incorporation. A two-thirds vote of the outstanding shares of common stock is required for approval of amendments to the foregoing provisions which are contained in our certificate of incorporation. All amendments to the certificate of incorporation must first be proposed by a two-thirds vote of directors. These supermajority vote requirements may make more difficult amendments to these provisions of the certificate of incorporation that stockholders may believe are desirable; and

•	Advance notice bylaw. We have an advance notice bylaw provision requiring stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders to notify us no later than 60 days before the meeting or 15 days after the date notice of the meeting is mailed or public notice of the meeting is given, if less than 75 days’ notice of the date of the meeting is given or made to stockholders. This provision limits the ability of stockholders to make nominations for directors or introduce other proposals that are not timely received for consideration at a meeting.

     In addition to the anti-takeover provisions described above, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a person owning 15% or more of our outstanding common stock from engaging in a business combination with us for three years after the person acquired the stock. However, this prohibition does not apply if (A) our board of directors approves in advance the person’s acquisition of the shares or the business combination or (B) the business combination is approved by our stockholders by a vote of at least a two-thirds of the outstanding shares not owned by the acquiring person. When we were formed in December 1994, the Klaassens and their respective affiliates and estates were exempted from this provision.

Our board of directors has adopted a stockholder rights plan that could discourage a third party from making a proposal to acquire us.

     In 1996, our board of directors adopted a stockholder rights plan, which may discourage a third party from making a proposal to acquire us. Under the plan, preferred purchase rights, which are attached to our common stock, generally will be triggered upon the acquisition of 20% or more of our outstanding common stock, unless the board of directors redeems the rights. If triggered, these rights would entitle our stockholders other than the acquiror to purchase our common stock, and possibly the common stock of the acquiror, at a price equal to one-half the market value of our common stock.

Risks Relating to Our Industry

Competition in our industry is high and may increase, which could impede our growth and have a material adverse effect on our revenues and earnings.

     The long-term care industry is highly competitive and the assisted living segment is becoming increasingly competitive. We compete with numerous other companies that provide long-term care alternatives, such as home health care agencies, facility-based service programs, retirement communities, convalescent centers and other assisted living providers. In general, regulatory and other barriers to competitive entry in the assisted living industry are not as substantial as in other health industries. In pursuing our growth strategies, we have experienced and expect to continue to experience increased competition in our efforts to develop, acquire and operate assisted living facilities. Consequently, we may encounter increased competition that could limit our ability to attract new residents or expand our business, which could have a material adverse effect on our revenues and results of operations.

Our success depends on attracting and retaining skilled personnel, and increased competition for or a shortage of skilled personnel could increase our staffing and labor costs, which we may not be able to offset by increasing the rates we charge to our residents.

     We compete with various health care services providers, including other elderly care providers, in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel who are responsible for the day-to-day operations of each of our residences. A shortage of nurses or other trained personnel or general inflationary pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge to our residents. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed. Employee compensation, including salary increases and the hiring of additional personnel to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

The need to comply with government regulation of assisted living facilities may increase our costs of doing business and increase our operating costs.

     Assisted living facilities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. Although requirements vary from state to state, in general, these requirements address:

•	personnel education, training, and records;

•	facility services, including:

— administration of medication;

— assistance with self-administration of medication; and

— the provision of limited nursing services;

•	monitoring of resident wellness;

•	physical plant specifications;

•	furnishing of resident units;

•	food and housekeeping services;

•	emergency evacuation plans; and

•	resident rights and responsibilities, including in some states the right to receive health care services from providers of a resident’s choice.

     Some facilities also are licensed to provide independent living services, which generally involve lower levels of resident assistance. In several of the states in which we operate or intend to operate, assisted living facilities also require a certificate of need before the facility can be opened. In most states, assisted living facilities also are subject to state or local building code, fire code and food service licensing or certification requirements. Like other health care facilities, assisted living facilities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or bi-annual)

schedule, and special surveys may result from a specific complaint filed by a resident, a family member, or a Sunrise competitor.

From time to time in the ordinary course of business, we receive deficiency reports, which we review to take appropriate corrective action. Most inspection deficiencies are resolved through a plan of corrective action. However, the reviewing agency typically has the authority to take action against a licensed facility where deficiencies are noted. This action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. If we fail to comply with applicable requirements, our business and revenues could be materially and adversely affected. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues.

     Regulation of the assisted living industry is evolving. Our operations could suffer if future regulatory developments, such as mandatory increases in scope and quality of care given to residents or consumer protection regulations are enacted, licensing and certification standards are revised or a determination is made that the care provided by one or more of our facilities exceeds the level of care for which the facility is licensed. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the application of existing rules, our operations could be adversely affected.

     We also are subject to federal and state anti-remuneration laws, such as the federal health care programs anti-kickback law, which governs various types of financial arrangements among health care providers and others who may be in a position to refer or recommend patients to these providers. This law prohibits direct and indirect remuneration that is intended to induce the referral of patients to, the arranging of services by, or the recommending of, a particular provider of health care items or services. The federal health care program anti-kickback law has been interpreted to apply to some contractual relationships between health care providers and sources of patient referral. Additionally, in five states, we operate facilities for which bills are submitted to federal and/or state health care programs, including state Medicaid waiver programs for assisted living facilities, the Medicare skilled nursing facility benefit program, or some other federal or state health care program. Consequently, we are subject to federal and state laws which prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent, or are for items or services that were not provided as claimed. Violation of any of these laws can result in loss of licensure, civil or criminal penalties, and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the federal health care program. Similar state laws vary from state to state, are sometimes vague and have rarely been interpreted by courts or regulatory agencies. We cannot be sure that these laws will be interpreted consistently with our practices.

Increased leverage in the future may harm our financial condition and results of operations.

     At December 31, 2001, we had approximately $631 million of outstanding debt. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	a portion of our cash flow from operations will be dedicated to the payment of any interest or amortization required with respect to outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

     Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including the notes;

•	to sell selected assets; or

•	to reduce or delay planned capital expenditures.

     Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

The notes are unsecured and will be subordinated to our senior indebtedness and effectively subordinated to all liabilities of our subsidiaries.

     The notes are unsecured and will be subordinated in right of payment to all of our existing and future senior indebtedness, will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries. As of December 31, 2001, we had approximately $535 million of consolidated indebtedness and other obligations ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See “Description of the Notes — Subordination of Notes.”

Our dependence on our subsidiaries for cash flow may negatively affect our business and our ability to pay the principal, interest and other amounts due on the notes.

     We conduct substantially all of our business through our subsidiaries. Our ability to meet our cash obligations in the future will be dependent upon the ability of our subsidiaries to make cash distributions to us. The ability of our subsidiaries to make these distributions is and will continue to be restricted by, among other limitations, applicable provisions of governing law and contractual provisions. The indenture governing the notes does not limit the ability of our subsidiaries to incur such restrictions in the future. Our right to participate in the assets of any subsidiary (and thus the ability of holders of the notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that we are recognized as a creditor of such subsidiary, in which case our claim would still be subject to any security interest of other creditors of such subsidiary. The notes, therefore, are structurally subordinated to creditors, including trade creditors, of our subsidiaries with respect to the assets of the subsidiaries against which such creditors have a claim.

We may not have sufficient cash to purchase the notes, if required, upon a change in control.

     You may require us to purchase all or any portion of your notes upon the occurrence of a change in control. We may not have sufficient cash funds to purchase the notes upon such a change in control. Although there are currently no restrictions on our ability to pay the purchase price, future debt agreements may prohibit us from repaying the purchase price. If we are prohibited from purchasing the notes, we could seek consent from our lenders to purchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from purchasing the notes. If we were unable to purchase the notes upon a change in control, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the change in control may be an event of default under our other debt. As a result, we could be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

A public market may not develop for the notes.

     Since the initial issuance of the notes, the initial purchasers have made a market for the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market making activity at any time without notice. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained.

RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Years Ended December 31,

	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges (1)(2)(3)	2.48x	1.57x	1.52x	1.61x	—

(1)	Computed by dividing earnings by total fixed charges. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges, reduced by the amount of unamortized interest capitalized. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals.

(2)	Earnings for the year ended December 31, 1997 were not sufficient to cover fixed charges by $2.8 million.

(3)	Sunrise guarantees debt of certain of its unconsolidated assisted living facilities. Fixed charges related to such guaranteed debt were $1.1 million and $0.5 million in 2001 and 2000, respectively, which are not included in the above ratios.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the notes or common stock by selling securityholders.

SELLING SECURITYHOLDERS

     The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Based on the 22,403,634 shares of our common stock that were outstanding on March 31, 2002, no selling securityholder named in the table below beneficially owns 1% or more of our common stock assuming conversion of a selling securityholder’s notes.

		Shares of Common		Shares of Common
		Stock Owned Prior		Stock Owned After
	Principal Amount of	to the	Shares of Common	Completion
Name of Selling Securityholder	Notes Owned	Offering(1)(2)	Stock Offered (2)	of the Offering

Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$4,750,000	132,533	132,533	—
Argent Classic Convertible Arbitrage Fund L.P.	1,000,000	27,901	27,901	—
Bancroft Convertible Fund, Inc.	600,000	16,741	16,741	—
Baptist Health of South Florida	296,000	8,258	8,258	—
BNP Paribas Equity Strategies SNC	11,725,000	346,727	327,148	19,579
Chrysler Corporation Master Retirement Trust	1,440,000	40,178	40,178	—
Cooper Neff Convertible Strategies Fund, LP	2,223,000	62,025	62,025	—
Credit Suisse First Boston Corporation	14,000,000	390,625	390,625	—
Delta Air Lines Master Trust (c/o Oaktree Capital Management, LLC)	400,000	11,160	11,160	—
Delta Pilots D&S Trust (c/o Oaktree Capital Management, LLC)	195,000	5,440	5,440	—
DKR Fixed Income Holding Fund Ltd.	2,250,000	62,779	62,779	—
Ellsworth Convertible Growth and Income Fund, Inc.	600,000	16,741	16,741	—
Fidelity Financial Trust: Fidelity Convertible Securities Fund	3,040,000	84,821	84,821	—
Fidelity Puritan Trust: Fidelity Balanced Fund	3,360,000	93,750	93,750	—
First Union Securities Inc.	7,700,000	214,843	214,843	—
JMG Capital Partners, LP	500,000	13,950	13,950	—
JMG Triton Offshore Fund, Ltd.	1,250,000	34,877	34,877	—
LDG Limited	200,000	5,580	5,580	—
Lipper Convertibles, L.P.	2,000,000	55,803	55,803	—
Lumberman’s Mutual Casualty	259,000	7,226	7,226	—
Man Convertible Bond Master Fund, Ltd.	6,599,000	184,123	184,123	—
Microsoft Corporation	635,000	17,717	17,717	—
Motion Picture Industry	286,000	7,979	7,979	—
Motion Picture Industry Health Plan—Retiree Member Fund	55,000	1,534	1,534	—
OCM Convertible Trust	835,000	23,297	23,297	—
Partner Reinsurance Company Ltd.	245,000	6,835	6,835	—
Public Employees Retirement Association of Colorado	1,000,000	85,901	27,901	58,000
Qwest Occupational Health Trust	60,000	1,674	1,674	—
Screen Actors Guild Pension Convertible	262,000	7,310	7,310	—
St. Thomas Trading, Ltd.	11,451,000	319,503	319,503	—
State Employees’ Retirement Fund of the State of Delaware	570,000	15,904	15,904	—
State of Connecticut Combined Investment Funds	1,195,000	33,342	33,342	—
Sturgeon Limited	752,000	20,982	20,982	—
TQA Master Fund, Ltd.	1,000,000	27,901	27,901	—
TQA Master Plus Fund, Ltd.	400,000	11,160	11,160	—
Vanguard Convertible Securities Fund, Inc.	1,740,000	48,549	48,549	—
Writers Guild—Industry Health Fund	155,000	4,324	4,324	—
Wyoming State Treasurer	510,000	14,229	14,229	—
Zurich Institutional Benchmark Master Fund Limited	200,000	5,580	5,580	—
Subtotal	$85,738,000	2,469,802	2,392,223	77,579
Any other holders of notes or any future transferees, pledgees, donees or successors of or from any such unnamed holders(3)(4)	$39,262,000	1,095,479	1,095,479	—
TOTAL	$125,000,000	3,565,281	3,487,702	77,579

(1)	Includes common stock into which the notes are convertible.

(2)	Assumes conversion of the notes into shares of common stock at a conversion rate of 27.9018 shares per $1,000 principal amount of notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. See “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Cash will be paid instead of any fractional shares.

(3)	Information about other selling securityholders will be set forth in prospectus supplements from time to time, if required.

(4)	Assumes that the unnamed selling securityholders, or any future transferees, pledges, donees or successors of or from any selling securityholder do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

     Information concerning the selling securityholders may change from time to time, and any changed information will be contained in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment under specified circumstances. See “Description of the Notes—Conversion of Notes” beginning on page 21 of this prospectus. Accordingly, the aggregate principal amount of notes and the number of shares of our common stock issuable upon conversion of the notes may increase or decrease.

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling securityholders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on the New York Stock Exchange or on any other national securities exchange and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and Sunrise and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the notes and the common stock.

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture, dated as of January 30, 2002, between us and First Union National Bank, as trustee. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. The following summarizes some, but not all, provisions of the notes and the indenture. Copies of the indenture, which contains the form of certificate evidencing the notes, and the registration rights agreement have been filed as exhibits to the registration statement.

     In this section of the prospectus, when we refer to “Sunrise,” “we,” “our,” or “us,” we are referring to Sunrise Assisted Living, Inc. and not any of its subsidiaries.

General

     The notes are general unsecured obligations of Sunrise, and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into common stock as described under “— Conversion of Notes.” The notes are limited to $125,000,000 aggregate principal amount. The notes will be issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on February 1, 2009, unless earlier redeemed at our option or purchased by us at your option upon a change in control.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Sunrise, except to the extent described under “— Purchase of Notes at Your Option upon a Change in Control.”

     The notes bear interest at the annual rate of 5 1/4%, which rate may be increased as described in “— Registration Rights” below, from January 30, 2002. Interest is payable on February 1 and August 1 of each year, beginning August 1, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be January 15 and July 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     We maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office initially is an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

     You will have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $35.84 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 27.9018 shares per $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

     If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

(1)	the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)	the subdivision or combination of our outstanding common stock;

(3)	the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to expiration;

(4)	the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

• dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

• dividends or distributions exclusively in cash referred to in clause (5) below; or

• distribution of rights to all holders of common stock pursuant to an adoption of a stockholder rights plan.

(5)	the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)	the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See “Description of Capital Stock.” If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

     In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Sunrise; or

•	a sale or conveyance to another person of the property and assets of Sunrise as an entirety or substantially as an entirety,

     in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

     “subsidiary” means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (a) us; (b) us and one or more of our direct or indirect subsidiaries; or (c) one or more of our direct or indirect subsidiaries.

Subordination of Notes

     The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness having a principal amount outstanding in excess of $10 million (or with respect to which the holders are obligated to lend in excess of $10 million in principal amount) occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness having a principal amount outstanding in excess of $10 million (or with respect to which the holders are obligated to lend in excess of $10 million in principal amount) occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from the Company or other person permitted to give such notice under the indenture.

     We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

     If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     Substantially all of our operations are, and in the future may be, conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of September 30, 2001, we had approximately $514 million of consolidated indebtedness and other obligations (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes will be effectively subordinated.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

     “designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     “indebtedness” means:

(1)	all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Sunrise or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)	all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)	all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)	all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

     “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Sunrise whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Sunrise, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes;

(2)	any indebtedness to any of our subsidiaries (other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary) or any officer, director or employee of us or any of our subsidiaries; and

(3)	any obligation for federal, state, local or other taxes.

Optional Redemption by Sunrise

     We may redeem the notes on or after February 5, 2006, on at least 20 days’ and no more than 60 days’ notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Period	Redemption Price

Beginning on February 5, 2006 through January 31, 2007	101.750%
Beginning on February 1, 2007 through January 31, 2008	100.875%
Beginning on February 1, 2008 and thereafter	100.000%

In each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

     If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.

     No sinking fund is provided for the notes.

Purchase of Notes at Your Option upon a Change in Control

     If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

     A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets in a transaction requiring the approval of our stockholders under applicable corporate law, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person;

•	such time as the continuing directors do not constitute a majority of our board of directors; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Sunrise (whether or not otherwise in compliance with the indenture).

     However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any 5 trading days during the 10 trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock..

     For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“continuing director” means a member of our board of directors (i) who was a member of our board of directors on the date of the initial issuance of the notes or (ii) who was nominated or elected by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the our board of directors was recommended or endorsed by at least a majority of the directors that were continuing directors at the time of such nomination or election;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

     We will under the indenture:

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Certain of our debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

     We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

     Each of the following will constitute an event of default under the indenture:

(1)	we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2)	we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3)	we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4)	we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5)	we fail to provide timely notice of a change in control;

(6)	any indebtedness for money borrowed by, or guaranteed or assumed by, us or one of our significant subsidiaries (which means any subsidiary of ours which is, or any group of subsidiaries that, if they were one entity, would be a “significant subsidiary” within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the Securities and Exchange Commission) in an outstanding principal amount in excess of $10 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture, provided that in the case of any group of subsidiaries that is considered one entity, each member of the group must be in default on indebtedness that in the aggregate exceeds $10 million; and

(7)	certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Sunrise, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default),

except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

     We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety in a transaction requiring approval of our stockholders under applicable corporate law to any successor person, unless:

•	the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

     The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

     We have agreed to file this registration statement under the Securities Act not later than 90 days after the latest date of original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We will use all commercially reasonable efforts to have this registration statement declared effective as promptly as practicable but not later than 180 days after the latest date of original issuance of the notes, and to keep it effective until the earliest of:

(1)	two years from the date we file this registration statement;

(2)	the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3)	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

     We will be permitted to suspend the use of the prospectus which is a part of this registration statement for a period not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

     A holder of registrable securities that sells registrable securities pursuant to this registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

     If:

(1)	on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2)	on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC; or

(3)	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (A) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 45th day or 90th day, as the case may be,

     (we refer to each such event described above in clauses (1) through (3) as a registration default), additional interest will accrue on the notes and the underlying shares of common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement.

     We have given notice of our intention to file this shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture

     We will give notice to all holders who have provided us with the notice and questionnaire of the effectiveness of the shelf registration statement. You are required to complete the notice and questionnaire so that you can be named as a selling securityholder in the prospectus. Upon receipt of your completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend its use under certain circumstances.

     We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Satisfaction and Discharge

     We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

     First Union National Bank has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

     We initially issued the notes in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of our common stock and preferred stock is not complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, as amended, our bylaws and by the provisions of applicable law. Our restated certificate of incorporation, as amended, and bylaws are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

     Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share, of which 60,000 shares of preferred stock have been designated as “series C junior participating preferred stock.” At March 31, 2002, 22,403,634 shares of our common stock and no shares of our preferred stock were outstanding.

Common Stock

     Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our certificate of incorporation provides that, subject to the rights of the holders of our preferred stock, the holders of our common stock are entitled to receive any dividends declared by our board of directors out of legally available funds. In the event of any liquidation, dissolution or winding up of Sunrise, the holders of our common stock are entitled to participate in the distribution of all of our assets remaining after the payment of all of our debts and the payment of the full amounts, if any, to which the holders of our preferred stock are entitled have been paid or set aside for payment. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of any series of preferred stock that we may issue in the future.

Preferred Stock

     Our board of directors is authorized to issue preferred stock in series and to fix and state the voting powers, full or limited, or no voting powers, and the designations, preferences and relative participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions of the shares of each series. Our board may issue shares of preferred stock without stockholder approval. Under our certificate of incorporation, each share of each series of our preferred stock is to be identical in all respects with all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of preferred stock by us could adversely affect the voting power of the holders of our common stock. In addition, we could issue preferred stock as a means of discouraging, delaying or preventing a change in control. We have no present plans to issue shares of our preferred stock.

Stockholder Rights Plan

     On April 25, 1996, our board of directors adopted a stockholder rights plan. At that time, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. All shares of our common stock issued between April 25, 1996 and the distribution date of the rights, or the date, if any, on which the rights are redeemed, have rights attached to them. The rights expire on the tenth anniversary of the date the rights agreement was adopted, unless earlier redeemed or exchanged. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of our series C junior participating preferred stock at a price of $85.00. Until a right is exercised, the holder of the right will have no rights as a stockholder of Sunrise, including, the right to vote or to receive dividends.

     The rights initially attach to all certificates representing shares of our outstanding common stock. The rights will separate from the common stock and rights certificates will be distributed upon the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock or

(b) 10 business days, or such later date as our board of directors may determine, following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of our common stock. Neither Paul J. Klaassen nor Teresa M. Klaassen, each of whom, as of April 25, 1996, beneficially owned more than 20% of our outstanding common stock, nor any of their affiliates will be deemed an “acquiring person” for purposes of the rights plan, unless they acquire an additional 2% of the outstanding shares of our common stock in excess of the amount beneficially owned by them as of April 25, 1996.

     Generally, if a person or entity becomes the beneficial owner of 20% or more of the then outstanding shares of our common stock, each holder of a right may, after the end of a redemption period, exercise the right by purchasing our common stock having a value equal to two times the purchase price of the right.

     If at any time following the date a person or entity becomes the beneficial owner of 20% or more of the then outstanding shares of our common stock, (a) we are acquired in a merger or other business combination transaction in which it is not the surviving corporation, or (b) 50% or more of our assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right.

     In general, our board of directors may redeem the rights at a price of $.005 per right at any time until ten days after the acquiror has been identified. If the decision to redeem the rights is made after the acquiror becomes the beneficial owner of 20% or more of the then outstanding shares of our common stock, two-thirds of the directors must approve the decision to redeem the rights.

     The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us. The rights, however, will not interfere with any merger or other business combination approved by our board of directors since our board of directors may, at its option, at any time prior to any person becoming an acquiring person, redeem all rights or amend the stockholder rights agreement to exempt the person from the stockholder rights agreement.

Transfer Agent and Registrar

     First Union National Bank is the transfer agent and registrar for our common stock.

Anti-Takeover Provisions

     Our restated certificate of incorporation, as amended, and bylaws and Delaware law contain provisions that may reduce the likelihood of a change in our board of directors or voting control of Sunrise without the consent of our board of directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders’ best interest, including offers or attempts that might result in a premium over the market price for our common stock. These provisions include:

     Board Authority to Issue Preferred Stock Without Stockholder Approval. Our board of directors is authorized to issue preferred stock having a preference as to dividends or liquidation over the common stock without stockholder approval.

     Staggered Board and Board Size Fixed Within Range. The number of our directors is fixed by, or in the manner provided in, our bylaws within the range of a minimum of two and a maximum of eleven directors specified in our certificate of incorporation. Under the bylaws, the number of directors within the range set forth in the certificate of incorporation is determined by resolution of the board passed by at least two-thirds of the directors then in office. Directors are divided into three classes, each consisting of approximately one-third of the total number of directors. The term of office of each class is three years and expires in successive years at the time of the annual meeting of stockholders.

     Filling of Board Vacancies; Removal. Any vacancy occurring in the board of directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

     Other Constituencies. Our board of directors, when evaluating any offer, bid, proposal or similar communication of another party to (a) make a tender or exchange offer for any of our equity securities, (b) merge or consolidate us with or into another corporation or (c) purchase or otherwise acquire all or substantially all of our properties and assets, shall, in connection with the exercise of its judgment in determining what is in the best interests of Sunrise and its stockholders, give due consideration to all relevant factors, including, without limitation, the social, economic and regulatory effects on us, on our and our subsidiaries’ employees, providers and payors, on residents and families served by us and our subsidiaries, on operations of our subsidiaries and on the communities in which we and our subsidiaries operate or are located.

     Stockholder Action Instead of Meeting by Unanimous Written Consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

     Call of Special Meetings. Special meetings of stockholders may be called at any time but only by our chairman of the board, our president, by a majority of the directors then in office or by stockholders possessing at least 25% of the voting power of the issued and outstanding voting stock entitled to vote generally in the election of directors.

     Bylaw Amendments. The stockholders may amend the bylaws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our stock entitled to vote thereon. Directors may also amend the bylaws by a two-thirds vote of the directors then in office.

     Amendments to Certificate of Incorporation. Except as set forth in our certificate of incorporation or as otherwise specifically required by law, no amendment of any provision of our certificate of incorporation may be made unless such amendment has been first proposed by our board of directors upon the affirmative vote of at least two-thirds of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of our stock entitled to vote thereon. However, the amendment must be approved by the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment if the amendment is to any of the following provisions in our certificate of incorporation, some of which are described above:

•	the classified board;

•	the number and removal of directors;

•	vacancies in the board of directors;

•	stockholder action by written consent;

•	the calling of special meetings;

•	the authorized number of shares of preferred stock;

•	board authority to issue preferred stock;

•	the limitation on directors’ liability;

•	amendments of the bylaws; or

•	the provisions requiring that the board consider the effect of acquisition proposals on constituencies other than the stockholders.

     Stockholder Nominations and Proposals. With specified exceptions, our bylaws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify our corporate secretary by the later of 60 days before the date of the meeting and 15 days after the date notice of the meeting is mailed or public notice of the meeting is given.

     Business Combinations Under the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law provides, in general, that an “interested stockholder,” defined generally as a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute, but less than 85% of such shares, may not engage in certain “business combinations” with the corporation for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•	prior to such date the corporation’s board of directors approved either (a) the business combination or (b) the transaction in which the stockholder became in interested stockholder; or

•	the “business combination” is approved by the corporation’s board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Section 203 defines a “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, specified asset sales, specified issuances of additional shares to the interested stockholder, transactions with the corporation which increase the proportionate interest of the interested stockholder or a transaction in which the interested stockholder receives certain other benefits.

     When we were formed in 1994, the Klaassens, their respective affiliates and their respective estates were exempted from the provisions of Section 203 of the Delaware General Corporation Law.

     Stockholder Rights Plan. We have adopted a stockholder rights plan. See “— Stockholder Rights Plan.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of material U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

     All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (ii) a corporation formed under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is any holder of a note or common stock other than a U.S. Holder or a foreign or domestic partnership.

     If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, for U.S. federal income tax purposes, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Interest

     Interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. First, if we call the notes for optional redemption, holders would be entitled to receive a payment in excess of stated principal and interest. Second, if we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section “Description of Notes.” We do not believe that the notes should be treated as contingent debt instruments or as having original issue discount because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard is binding on U.S. Holders unless they disclose their contrary position in a statement attached to their federal income tax return for the year during which the note was acquired. If the notes were treated as contingent debt instruments, the consequences described above would apply. If the notes are not treated as contingent debt instruments so that the potential receipt of the additional payments does not affect the accrual of interest, the holders would still be required to recognize income or gain in the event that any such additional payments are made.

     Under section 279 of the Code, deductions otherwise allowable to a corporation for interest may be reduced or eliminated with respect to “corporation acquisition indebtedness,” which is generally defined to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, and either (i) the acquiring corporation has a debt-to-equity ratio (with assets measured by reference to tax basis for this purpose) that exceeds two-to-one or (ii) the projected earnings (the average annual earnings, determined with certain adjustments, for the three-year period ending on the test date) of the corporation (and possibly the acquired corporation) do not exceed three times the annual interest costs of the corporation (and possibly the acquired corporation). Our deductions for interest on the notes could be reduced or eliminated if the notes meet the definition of corporate acquisition indebtedness in the year of issue. In addition, the notes could become corporate acquisition indebtedness in a later year if we initially meet the debt-to-equity ratio and earnings tests, but fail one or both tests in a later year during which we issue indebtedness for corporate acquisitions. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes.

Market Discount

     The resale of notes may be affected by the “market discount” provisions of the Code. Market discount on a note will generally equal the amount, if any, by which the principal amount of the note exceeds the holder’s acquisition price. Subject to a de minimis exception, those provisions generally require a holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the “accrued market discount” at the time of disposition. Market discount on a note will be treated as accruing on a straight-line basis over the term of such note or, at the election of the holder, under a constant-yield method. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

Amortizable Premium

     A purchaser of a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium (“Section 171 premium”) from the purchase date to the note’s maturity date under a constant-yield method that reflects semi-annual compounding based on the note’s payment period. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction and has the effect of reducing the holder’s basis in the note.

Sale, Exchange or Retirement of the Notes

     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than 12 months at the time of the sale or exchange. Generally, the maximum long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder and less any amortized Section 171 premium. The deductibility of capital losses is subject to certain limitations.

Conversion of Notes Into Common Stock

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Receipt of cash paid in lieu of such fractional share generally will result in capital gain or loss equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

Dividends

     Distributions, if any, paid or deemed paid on the common stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends paid to holders that are U.S. corporations may qualify for the dividends received deduction. To the extent, if any, that a U.S. Holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s basis in the shares of common stock. Any such distribution in excess of the U.S. Holder’s basis in the shares of common stock generally will be treated as capital gains.

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution, even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale or Exchange of Common Stock

     The sale or exchange of common stock will result in capital gain or loss equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months.

Information Reporting and Backup Withholding

     A U.S. Holder of notes or common stock may be subject to “backup withholding” at a rate currently of 30% (which percent will be reduced incrementally to 28 percent in 2006) with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”), (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding, or (iv) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

     We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

     For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

     Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Generally interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code, (ii) the Non-U.S. Holder is not a bank making a loan in the ordinary course of its business, and (iii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

     To satisfy the qualifying statement requirements referred to in (iii) above, the beneficial owner of a note must provide a properly executable Form W-8BEN (or appropriate substitute form) prior to payment of interest.

     The gross amount of payments of interest to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than be subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

     In general, dividends paid to a Non-U.S. Holder of common stock will be subject to U.S. federal withholding tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share (i) will be subject to U.S. federal income tax if it is U.S. trade or business income or (ii) may give rise to gain that would be subject to the rules described below for the sale of common stock.

Sales, Exchange or Redemption of Notes or Common Stock

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code.

     Because of our ownership of substantial interest in real property assets in the United States, it is possible that we presently may be, or may become, a United States real property holding corporation, in which case gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock may be treated as U.S. trade or business income. Notwithstanding the foregoing, so long as our common stock is readily traded on an established securities market, as we expect it to be, Non-U.S. Holders who never beneficially own more than 5% of the total value or our common stock, including common stock the holder is treated as owning by reason of owning notes, will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or redemption of notes or common stock solely because we are or have been a United States real property holding corporation.

Information Reporting and Backup Withholding

     Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

     Generally, information reporting and backup withholding of United States federal income tax at a current rate of 30% (which percent will be incrementally reduced to 28 percent in 2006) may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

     The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding, unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

     The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

     Hogan & Hartson L.L.P., Washington, D.C., will pass upon the validity of the notes and the common stock issuable upon conversion of the notes.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of the notes or shares of our common stock in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

______________

$125,000,000

SUNRISE ASSISTED
LIVING, INC.

5 1/4% Convertible
Subordinated Notes
Due February 1, 2009

and

the Common Stock
Issuable Upon
Conversion of the Notes

_____________________________

PROSPECTUS

_____________________________

___________ ___, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated fees and expenses payable by Sunrise Assisted Living, Inc. in connection with the issuance and distribution of the securities being registered.

Registration Fee	$11,500
Printing and Duplicating Expenses	15,000
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	20,000
Miscellaneous	10,000

Total	$81,500

Item 15. Indemnification of Directors and Officers.

     Under Section 145 of the Delaware General Corporation Law (the “Delaware Law”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for expenses the court deems proper in light of liability adjudication. With respect to present or former directors and officers, indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     Sunrise’s Amended and Restated Bylaws (the “Bylaws”) provide for mandatory indemnification of directors and officers generally to the same extent authorized by the Delaware Law. Under the Bylaws, Sunrise shall advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that he or she is not entitled to indemnification. Sunrise has obtained directors’ and officers’ liability insurance.

     Sunrise has entered into separate indemnification agreements with its directors and officers. Each indemnification agreement provides for, among other things: (i) indemnification against any and all expenses, liabilities and losses (including attorney’s fees, judgments, fines, taxes, penalties and amounts paid in settlement) of any claim against an indemnified party unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under applicable law and (ii) prompt advancement of expenses to any indemnified party in connection with his or her defense against any claim.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit No.	Exhibit Description

1	Purchase Agreement, dated as of January 24, 2002, by and among Sunrise and Credit Suisse First Boston Corporation, Robertson Stephens, Inc. and First Union Securities, Inc.
4.1	Indenture, dated as of January 30, 2002, between Sunrise and First Union National Bank, as Trustee.
4.2	Registration Rights Agreement, dated as of January 24, 2002, by and among Sunrise and Credit Suisse First Boston Corporation, Robertson Stephens, Inc. and First Union Securities, Inc.
5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of the securities.
12.1	Statement Regarding Computation of Ratios.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)
25.1	Statement of Eligibility of Trustee.

(b)	Financial Statement Schedules.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by such registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, the registrant’s annual report under Section 13(a) or Section 15(d) of the Securities

Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on this 1st day of April 2002.

SUNRISE ASSISTED LIVING, INC.

By:	/s/ Thomas B. Newell

Thomas B. Newell
President

     Each person whose signature appears below hereby constitutes and appoints Thomas B. Newell and Larry E. Hulse, or any of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on this 1st day of April 2002 by the following persons in the capacities indicated.

Signatures	Title

/s/ Paul J. Klaassen	Chairman of the Board of Directors and Chief
Executive Officer (Principal Executive Officer)
Paul J. Klaassen

/s/ Larry E. Hulse	Senior Vice President and Chief Financial
Officer (Principal Financial Officer)
Larry E. Hulse

/s/ Carl G. Adams	Senior Vice President and Chief Accounting
Officer (Principal Accounting Officer)
Carl G. Adams

/s/ Ronald V. Aprahamian
Ronald V. Aprahamian	Director

/s/ David G. Bradley
David G. Bradley	Director

/s/ Craig R. Callen
Craig R. Callen	Director

/s/ Thomas J. Donohue
Thomas J. Donohue	Director

/s/ David W. Faeder
David W. Faeder	Director

/s/ J. Douglas Holladay
J. Douglas Holladay	Director

/s/ Teresa M. Klaassen
Teresa M. Klaassen	Executive Vice President, Secretary and Director

/s/ Peter A. Klisares
Peter A. Klisares	Director

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Purchase Agreement, dated as of January 24, 2002, by and among Sunrise and Credit Suisse First Boston Corporation, Robertson Stephens, Inc. and First Union Securities, Inc.
4.1	Indenture, dated as of January 30, 2002, between Sunrise and First Union National Bank, as Trustee.
4.2	Registration Rights Agreement, dated as of January 24, 2002, by and among Sunrise and Credit Suisse First Boston Corporation, Robertson Stephens, Inc. and First Union Securities, Inc.
5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of the securities.
12.1	Statement Regarding Computation of Ratios.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)
25.1	Statement of Eligibility of Trustee.